February 20, 2015

Via EDGAR

Asen Parachkevov, Esq.

Attorney Advisor

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Fifth Street Finance Corp. Registration Statement on Form N-2 File No.: 333-192770

Dear Mr. Parachkevov:

On behalf of Fifth Street Finance Corp. (the “Company”), set forth below are the Company’s responses to the oral comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “SEC”) to the Company on February 9, 2015 relating to the Company’s Post-Effective Amendment No. 6 to its Registration Statement on Form N-2 (File No. 333-192770) (the “Registration Statement”). The Staff’s comments are set forth below in italics and are followed by the Company’s responses.

General

1.                  Please confirm to the staff in your response letter that the Company will submit any underwritten offering to FINRA for its approval of the underwriting terms.

Response: The Company confirms it that will submit any underwritten offering to FINRA for its approval of the underwriting terms.

Prospectus Summary

2.                  Please add disclosure to page 1 to clarify that a portion of the fee payable to the Company’s investment adviser is based upon gross assets and as such, may encourage the investment adviser to use leverage to make additional investments.

Response: The Company has revised the disclosure on pages 1 and 2 accordingly.

Mr. Asen Parachkevov

Securities and Exchange Commission

February 20, 2015

3.                  In your response letter, please confirm that the Company’s Board of Directors review the allocation of expenses reimbursed by the Company to its administrator, FSC CT LLC (“FSC CT”).

Response: The Company advises the Staff that the Company’s Board of Directors reviews the allocation of expenses reimbursed by the Company for the expenses of the Company’s executive officers and their staff. The Board of Directors also review and approve, on an annual basis, the terms of the administration agreement pursuant to which the Company reimburses its administrator.

4.                  In your response letter, confirm whether the rent paid to FSC CT is at cost or market value and whether FSC CT profits from the payment of rent by the Company.

Response: The Company advises the Staff supplementally that all reimbursement to FSC CT is at cost with no profit to, or markup by, FSC CT. The Company respectfully directs the Staff to Note 11 of the Notes to Consolidated Financial Statements on page F-82 for additional information regarding the reimbursement of expenses to FSC CT. In addition, the Company has revised the disclosure throughout the Prospectus to clarify that such reimbursement is at cost to FSC CT.

Fees and Expenses Table

5.                  Please confirm whether the fees and expenses incurred by Senior Loan Fund JV I LLC (“SLF JV I”) are more than 1bps and if so, whether such fees are included in the fees and expenses table.

Response: The Company confirms that the fees and expenses incurred by SLF JV I are less than 1bps and, therefore, are not required to be included in the Fees and Expenses Table.

6.                  Please confirm whether the Company has any current intention to offer preferred stock or debt securities in the next 12 months. If so, please update the Fees and Expenses section to indicate the current intent of the Company.

Response: The Company respectfully advises the Staff that the Company’s management and its board have no current intention to offer preferred stock in the next 12 months. However, the Company’s management and its board may determine that it is in the best interest of the Company to issue debt securities in the next 12 months. Accordingly, the Company has revised the disclosure in the fees and expenses table to indicate the Company may issue debt securities in the next twelve months.

Mr. Asen Parachkevov

Securities and Exchange Commission

February 20, 2015

Risk Factors

7.                  Please update the risk factor beginning with “Changes in interest rates may effect. . .” on page 17 to include a discussion of the risks associated with variable interest rates.

Response: The Company has revised the disclosure on page 17 accordingly.

8.                  Please update the risk factor beginning with “A significant portion of our investment portfolio is and will continue to be recorded at fair value. . .” on page 17 to include a discussion of the risks associated with original issue discount and PIK.

Response: The Company has revised the disclosure on page 17 accordingly.

9.                  With reference to the “Assumed Return on Our Portfolio Investments” table on page 20, please confirm the weighted average interest rate in footnote 1 is consistent with the weighted average interest rate disclosed elsewhere in the table and the financial statements.

Response: The Company has revised the disclosure on page 20 accordingly.

10.              Please update the risk factor beginning with “Our ability to enter into transactions. . .” on page 21 or another appropriate place within the disclosure to include additional information regarding the conditions of the co-investment exemptive order.

Response: The Company has revised the disclosure on page 21 accordingly.

11.              In your response letter, please confirm whether any of the Company’s convertible debt remains outstanding.

Response: The Company respectfully advises the Staff that as of December 31, 2014, the Company had $115.0 million of Convertible Notes outstanding. Please see “Convertible Notes” on pages 78-79 for disclosure related to the Company’s convertible debt.

Mr. Asen Parachkevov

Securities and Exchange Commission

February 20, 2015

Management’s Discussion and Analysis of Financial Condition and Results of Operations

12.              On pages 52-53 under the heading “Senior Loan Fund JV I, LLC,” the Company references the senior revolving credit facility SLF JV I entered into with Deutsche Bank AG, New York Branch. Please disclose the interest rate of the senior revolving credit facility.

Response: The Company has revised the disclosure on page 53 accordingly in response to the Staff’s comment.

13.              On page 54, with reference to SLF JV I’s Schedule of Investment, please add a footnote to disclose which portfolio investments are held by both SLF JV I and the Company.

Response: The Company has added disclosure on pages 55-56 to indicate the portfolio investments held by both SLF JV I and the Company.

14.              On page 55 the Company states “we transferred $160.2 million of senior secured debt investments and $20.1 million of receivables from secured financing arrangements to SLF JV I at fair value. . . .” Please confirm whether the investments are valued by an independent third party valuation firm at the time of transfer.

Response: The Company respectfully advises the Staff that for portfolio investments in which there are readily available broker quotes, such portfolio investments are transferred at the quoted price on the trade date. For portfolio investments in which no readily available broker quote is available, the Company engages in arm’s length negotiations regarding the valuation with Trinity Universal Insurance Company, the other investor in SLF JV I, based on available information about the asset being transferred.

15.              On page 55, the Company states “[w]e recognized a realized gain of $0.3 million on this transaction.” Please confirm whether the Company’s investment adviser recognizes an incentive fee on such gain on the transfer of investments to SLF JV I.

Response: The Company respectfully advises the Staff that any realized gain on the transfer of investments to SLF JV I, is not included in the determination of the incentive fee paid to the Company’s investment adviser.

Accounting Comments

16.              In any future quarterly reports on Form 10-Q or annual reports on Form 10-K filed by the Company, please provide the following line items with respect to the selected financial information provided for SLF JV I: (1) interest income; (2) other income; (3) management and incentive fees incurred; (4) interest expense; (5) other expenses; and (6) net realized gains (losses).

Response: The Company undertakes to include these items in future Form 10-Q and Form 10-K reports.

Mr. Asen Parachkevov

Securities and Exchange Commission

February 20, 2015

17.              On page 56, the Company notes that net expenses for the years ended September 30, 2013 includes a waiver of expenses, please add additional disclosure to describe to what the referenced waiver relates.

Response: The Company has added disclosure as requested on page 58.

18.              The Company refers to its “Part I Incentive Fee” and” Part II Incentive Fee” throughout the Prospectus. Please consider referring revising the disclosure to refer to the income incentive fee and the capital gain incentive fee to be consistent with plain English.

Response: The Company respectfully advises the Staff that only the Notes to the Consolidated Financial Statements use the terms Part I Incentive Fee and Part II Incentive Fee. The Company undertakes to revise the terminology in the Notes to the Consolidated Financial Statements in its future quarterly reports on Form 10-Q or annual reports on Form 10-K.

19.              On page 61 under the heading “Gain on Extinguishment of Convertible Notes,” please revise the disclosure to indicate that the incentive fee can be taken on the gain on extinguishment of convertible notes. In addition, please indicate in the Prospectus Summary and Fees and Expenses table that such gain may be included in the determination of the incentive fee.

Response: The Company respectfully refers the Staff to page 66 of the Prospectus where such disclosure explains that because the net gain on the extinguishment of the Convertible Notes was included in the amount that must be distributed to our stockholders in order for us to maintain our RIC status and is classified as a component of net investment income in our Consolidated Statements of Operations, such net gain was included in “Pre-Incentive Fee Net Investment Income” for purposes of the payment of the income incentive fee to the investment adviser under our investment advisory agreement. Paying an incentive fee on this type of net gain is permissible under our investment advisory agreement, but because such a fee was not specifically detailed in the investment advisory agreement, we obtained the approval of our Board of Directors to pay such fees.

20.              On page 66 of the Prospectus, the Company states that it has $109.0 million of cash and cash equivalents (including restricted cash) as of September 30, 2014. Please disclose supplementally what constitutes “restricted cash”.

Response: The Company advises the Staff that “restricted cash” includes, as of September 30, 2014, $40.5 million that was held at U.S. Bank, National Association in connection with the Company's Sumitomo credit facility. The Company is restricted in terms of access to this cash until such time as the Company submits its required monthly reporting schedules and Sumitomo Mitsui Banking Corporation verifies the Company's compliance per the terms of the credit agreement with the Company.

Mr. Asen Parachkevov

Securities and Exchange Commission

February 20, 2015

Portfolio Companies

21.              On pages 98-110 please indicate which portfolio investments are eligible portfolio companies.

Response: The Company has revised the disclosure on pages 103-115 accordingly. The Company also undertakes to provide similar disclosure in its Schedule of Investments in the Company’s financial statements in future Form 10-Q and Form 10-K filings.

Portfolio Management

22.              On page 121 under the heading “Investment Personnel,” please confirm supplementally whether all of the named portfolio managers are responsible for managing the investments of the entities listed on pages 121. In addition, please confirm in your response letter whether any of the other accounts managed by the investment personnel have performance based compensation arrangements.

Response: The Company respectfully advises the Staff that each of the named portfolio managers are responsible for managing the Company’s investments and the investments of such affiliates listed on page 126 of the Prospectus. Fifth Street Management LLC has entered into investment advisory agreements with each entity for which it acts as a registered investment advisor, the terms of which are specific to each investment advisory agreement. The investment advisory agreements may include base management fees and performance based compensation.

Investment Advisory Agreement

23.              On page 129 under the heading “Board Approval of the Investment Advisory Agreement,” please disclose whether the Board of Directors has approved the Investment Advisory Agreement since January 14, 2014 and, if so, please update the disclosure accordingly.

Response: The Company has revised the disclosure on page 133 accordingly.

24.              Please confirm supplementally whether there was a return of capital distributed to shareholders for the year ended September 30, 2014. In addition, please disclose supplementally how shareholders were notified of the return of capital and whether the Company was in compliance with Section 19 of the 1940 Act.

Response: Pursuant to Section 19 of the 1940 Act, and Rule 19a-1 promulgated thereunder, the Company is required to accompany dividend payments with a notice if any part of that distribution is from a source other than accumulated undistributed net income, not including profits or losses from the sale of securities or other properties. At the time of each quarterly dividend declaration, the Company presents its Board of Directors with a presentation regarding the proposed dividend, the amount of which is generally based upon the distributable taxable income estimated by management for the relevant period and year end. The Company respectfully advises the Staff that at the end of each fiscal quarter and fiscal year, the Company’s actual financial results are reconciled with the distributions made in order to ensure that none of the prior distributions were from a source other than accumulated undistributed net income. To the extent that the Company’s financial results indicate that a prior distribution included a return of capital, each shareholder will receive a Form 1099-DIV, which will reflect the actual amounts of income, capital gain and return of capital paid by the Company.

Mr. Asen Parachkevov

Securities and Exchange Commission

February 20, 2015

Part C Information

25.              On the signature page of the Registration Statement, please disclose which individuals signed the Registration Statement pursuant to a power of attorney.

Response: The Company undertakes to indicate on the signature page which signatures are made pursuant to a power of attorney.

* * *

In the event the Company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosures in the filing; and

•	The Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or additional comments concerning the foregoing, please contact the undersigned at (202) 383-0845, or Harry S. Pangas at (202) 383-0805.

Sincerely,

/s/ Stephani M. Hildebrandt

Stephani M. Hildebrandt